

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Roy Kuan
Chief Executive Officer
Generation Asia I Acquisition Limited
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Generation Asia I Acquisition Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2024**
> **File No. 001-41239**

Dear Roy Kuan:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 14, 2024

Risk Factors
We may not be able to complete an initial Business Combination with a U.S. target company...., page 4

1.   Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with non-U.S. persons.

Nasdaq may delist our securities from trading on its exchange...., page 5

2.   We note that you are seeking to extend the date to consummate a business combination beyond 36 months from the effectiveness of your IPO registration statement. Please revise to explain the risk that your securities may be delisted by Nasdaq pursuant to its rules.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction

cc: Elena Nrtina